UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 1, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance
and the
Office of Market Supervision
Division of Market Regulation

Edward S. Knight
Executive Vice President, General Counsel, and
Chief Regulatory Officer
The NASDAQ Stock Market LLC
9600 Blackwell Road
Rockville, MD 20850

Re: The NASDAQ Stock Market LLC
Request for No-Action Relief from Certain Requirements to File Paper Copies
Incoming letter dated July 31, 2006

Dear Mr. Knight:

This letter is in response to your request for no-action relief dated July 31, 2006. A copy of your letter is attached with this response. By doing this, we avoid having to repeat or summarize the facts you presented. Each capitalized term in this letter has the same meaning as in your letter.

The Nasdaq Exchange is currently operating as a national securities exchange. The Nasdaq Exchange, on behalf of itself, its listed companies, and certain third-party filers, requests that the obligations of Nasdaq Exchange-listed companies and certain third-party filers under the federal securities laws to file information with the Nasdaq Exchange be deemed satisfied by the filing of such information electronically with the Commission through the Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system pursuant to Regulation S-T and pursuant to the applicable Nasdaq Exchange rules. In addition, the Nasdaq Exchange requests that documents filed through EDGAR be deemed to have been received and maintained by the Nasdaq Exchange, as required under Rule 17a-1 of the Exchange Act. The Nasdaq Exchange represents that it obtains access to filings from an online vendor subscription service that provides immediate access to all EDGAR filings.

Based on your representations and the facts presented, the Division of Corporation Finance will not recommend enforcement action to the Commission if, with respect to documents that are filed electronically with the Commission through EDGAR pursuant to Regulation S-T, the following parties rely on electronic filing with the Commission to satisfy an obligation under the Securities Act or the Exchange Act to file copies of the documents with the Nasdaq Exchange:

- issuers that are listed on the Nasdaq Exchange and
- third parties required to file documents with respect to Nasdaq Exchange-listed companies.

This position may be relied upon with respect to any documents for which electronic filing through EDGAR is either mandatory or optional without submitting an additional request for no-action relief. This position does not extend to the delivery of Securities Act prospectuses in satisfaction of Securities Act obligations to deliver prospectuses to investors.

Based on your representations and facts presented, the Division of Market Regulation will not recommend enforcement action to the Commission if the Nasdaq Exchange relies on documents filed electronically with the Commission through EDGAR for purposes of compliance with:

- Exchange Act Rule 17a-1(a), which requires self-regulatory organizations to keep and preserve at least one copy of all documents made or received by it in the course of its business; and
- Exchange Act Rule 17a-1(b), which requires self-regulatory organizations to keep all such documents for a period of not less than five years, the first two years in an easily accessible place.

These positions are based on the representations made to the Divisions in your letter. Any different facts may require the Divisions to reach different conclusions. Further, this response expresses the positions of the Divisions on enforcement action only and does not purport to express any legal conclusions on the questions presented. In addition, if a listed company or third-party filer files a document with the Commission in paper, for example, pursuant to a hardship exemption, these no-action positions may not be relied upon and paper filing with the Nasdaq Exchange would be required.

Sincerely,

Charles Kwon
Special Counsel
Division of Corporation Finance

Elizabeth K. King
Associate Director
Division of Market Regulation

NASDAQ® THE NASDAQ STOCK MARKET
ONE LIBERTY PLAZA, 50TH FLOOR
NEW YORK, NY 10006

July 31, 2006

Mr. David Lynn
Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Ms. Elizabeth King
Associate Director, Office of Market Supervision
Division of Market Regulation
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Request for Relief from Requirements to File Paper Copies with the NASDAQ Stock Market LLC and Securities Exchange Act Rule 17a-1

Dear Mr. Lynn and Ms. King:

As described below, The NASDAQ Stock Market LLC ("Nasdaq Exchange") seeks certain interpretive guidance or no-action relief from the Staff of the Securities and Exchange Commission ("SEC" or "Commission"). On March 15, 2001, The Nasdaq Stock Market, Inc. ("Nasdaq") filed a Form 1, application for registration as a national securities exchange, under Section 6 of the Securities Exchange Act of 1934 ("Exchange Act") with Commission. On August 15, 2005, and September 23, 2005, Nasdaq submitted Amendments 4 and 5, respectively, to its Form 1. In Amendments 4 and 5 Nasdaq proposed, among other things, a new corporate structure whereby Nasdaq would become a holding company with two subsidiaries. Nasdaq requested that the Commission grant registration as a national securities exchange to one of its proposed subsidiaries – the Nasdaq Exchange. The Commission published notice of Amendments 4 and 5 on October 11, 2005.[1] On January 13, 2006, Nasdaq submitted Amendment 6 to its Form 1

1 Securities Exchange Act Release No. 52559 (October 4, 2005), 70 FR 59097 (October 11, 2005).

and the Commission approved the Nasdaq Exchange's application for registration as a national securities exchange, subject to the satisfaction of certain conditions.[2] On June 30, 2006, the Commission modified the approval order so that the Nasdaq Exchange could begin operations in a phased manner, with operations related to trading in Nasdaq Exchange-listed securities beginning before operations related to trading in securities listed on other national securities exchanges.[3] The Nasdaq Exchange has satisfied the conditions expressed in the amended approval order with respect to Nasdaq Exchange-listed securities and expects to begin operations as a national securities exchange for those securities on August 1, 2006.[4]

When the Nasdaq Exchange begins operating as a national securities exchange, issuers of securities listed and traded on Nasdaq ("Nasdaq-listed companies")[5] will instead have their securities listed and traded on the Nasdaq Exchange ("Nasdaq Exchange-listed companies").[6] As a result, various provisions of the federal securities laws will require Nasdaq Exchange-listed companies, as well as their officers and directors, and certain other individuals and entities, such as those acquiring five percent or more of a Nasdaq Exchange-listed company's voting securities or seeking to acquire control of a Nasdaq Exchange-listed company through a proxy fight or tender offer, to file copies of certain SEC filings with the Nasdaq Exchange, as the national securities exchange on which the company is listed.

2 Securities Exchange Act Release No. 53128 (January 13, 2006), 71 FR 3550 (January 23, 2006) (the "Exchange Approval Order").

3 Securities Exchange Act Release No. 54085 (June 30, 2006), 71 FR 38910 (July 10, 2006).

4 The requests contained herein relate only to those securities that are listed on Nasdaq and will become listed on the Nasdaq Exchange. As such, the delay in operation of the Nasdaq Exchange with respect to securities listed on other exchanges has no impact on these requests.

5 Securities on Nasdaq are listed on the Nasdaq Capital Market, the Nasdaq Global Market or the Nasdaq Global Select Market. Effective July 1, 2006, Nasdaq renamed the Nasdaq National Market as the Nasdaq Global Market and created a new segment within the Global Market called the Global Select Market. See Securities Exchange Act Release No. 54071 (June 29, 2006), 71 FR 38922 (July 10, 2006) (SR-NASD-2006-068); Securities Exchange Act Release No. 53799 (May 12, 2006), 71 FR 29195 (May 19, 2006) (SR-NASDAQ-2006-007). Note that securities quoted on the OTC Bulletin Board, a quotation medium owned by the NASD, are not listed on Nasdaq and will not be listed on the Nasdaq Exchange.

6 In connection with the transition from Nasdaq to the Nasdaq Exchange, Nasdaq is requesting relief from the Commission to re-register under Section 12(b) of the Exchange Act those securities registered under Section 12(g) or exempt from registration under Section 12(g)(2)(B) and listed on Nasdaq at the time the Nasdaq Exchange begins operating as a national securities exchange. In addition, Nasdaq is seeking relief for securities exempt from registration pursuant to Section 12(g)(2)(G) and Rule 12g3-2(b) to permit those securities to be listed on the Nasdaq Exchange for three years pursuant to the terms of their current exemption from Section 12(g), to allow sufficient time for the issuers of these securities to register under Section 12(b). Nasdaq has adopted NASD Rule 4130 to permit it to make this request on behalf of its issuers and, on May 15, 2006, offered Nasdaq-listed companies the opportunity to opt-out from Nasdaq's request. No companies elected to opt-out of the request.

Today, all registrants whose filings are subject to review by the SEC Divisions of Corporation Finance and Investment Management, and any party that files a document jointly with, or as a third party filer with respect to, such a registrant (except for those qualifying for a hardship exception) are required to file certain documents with the Commission through the Electronic Data Gathering, Analysis, and Retrieval ("EDGAR") system.[7] Nasdaq obtains access to these filings through an online vendor subscription service. The vendor receives all electronically-filed documents within seconds of their submission to the SEC's EDGAR system and provides Nasdaq staff immediate access to these filings through the internet. In addition, Nasdaq staff in the Listing Qualifications Department responsible for monitoring Nasdaq-listed companies are alerted when an assigned company makes certain required filings, such as Forms 10-Q, 10-K, and 8-K, and proxy statements.[8] As a result, NASD Rules 4310(c)(14) and 4320(e)(12) provide that any report or document that a Nasdaq-listed company is required to file with the Commission and that is filed through EDGAR is also considered filed with Nasdaq.

Once the Nasdaq Exchange begins operating as a national securities exchange, staff of the Nasdaq Listing Qualifications Department will become employees of the Nasdaq Exchange, and will receive notice and access to filings from the same online vendor subscription service in the same manner as they do as employees of Nasdaq. In addition, the rules of the Nasdaq Exchange will be identical to the rules of Nasdaq in this regard and provide that any report or document that a Nasdaq Exchange-listed company is required to file with the Commission and that is filed through EDGAR will also be considered filed with the Nasdaq Exchange.[9] Nonetheless, once the Nasdaq Exchange begins operating as a national securities exchange, Nasdaq Exchange-listed companies will have additional obligations under the federal securities laws to file copies of documents with the Nasdaq Exchange.[10] Because these filing obligations will arise from the federal securities laws, the rules of the Nasdaq Exchange can not relieve Nasdaq Exchange-listed companies from these obligations.

In addition, once the Nasdaq Exchange begins operating as a national securities exchange, certain third parties will be required to file information with the Nasdaq

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7 Rules 100 and 101 of Regulation S-T, 17 CFR 232.100 and 101. Other documents are permitted, but not required to be filed electronically via EDGAR. Id. Rules 201 and 202, 17 CFR 232.201 and 202, provide for temporary and continuing hardship exemptions, respectively.

8 These alerts come no later than the morning of the business day following the filing.

9 See Rule 4310(c)(14) and Rule 4320(e)(12) of the Nasdaq Exchange as approved in the Exchange Approval Order.

10 See, e.g., Instruction D(1) to Form 10-K, Instruction G to Form 10-Q, and Exchange Act Rule 14a-6(b), 17 CFR 240.14a-6(b). These rules apply with respect to securities listed on a national securities exchange, such as the Nasdaq Exchange, but not with respect to securities listed on a facility of a national securities association, such as Nasdaq.

Exchange under the federal securities laws.[11] Because the Nasdaq Exchange does not have a relationship with such third-party filers and the Nasdaq Exchange's rules do not require any actions by third-party filers, the rules of the Nasdaq Exchange do not address the obligation of third party filers to make filings with the Nasdaq Exchange. Further, because the filing obligation for these third parties arises under the Exchange Act and the Commission's rules, the rules of the Nasdaq Exchange could not relieve these third party filers from their filing obligations, even though these parties are also required to file through the EDGAR system and the Nasdaq Exchange will have access to their filings through that system.[12]

Accordingly, the Nasdaq Exchange, on behalf of itself, Nasdaq Exchange-listed companies, and these third-party filers, requests that the Commission Staff grant interpretive guidance or no-action relief providing that where issuers listed on the Nasdaq Exchange and/or third party filers have obligations under the federal securities laws to file information with the Nasdaq Exchange, such obligations will be considered satisfied by the filing of the information electronically with the SEC through EDGAR pursuant to Regulation S-T[13] and Nasdaq Exchange Rules that permit the filing of the material in this manner, and that the Commission Staff confirm that it will not recommend enforcement action to the Commission against the Nasdaq Exchange, a Nasdaq Exchange-listed company, or a third-party filer as a result of the failure to file with or otherwise provide a copy of the filing to the Nasdaq Exchange in such a situation.[14]

In addition, pursuant to Exchange Act Rule 17a-1(a),[15] the Nasdaq Exchange will be required to keep and preserve all documents that it receives in the ordinary course of business. Rule 17a-1(b)[16] further requires that the Nasdaq Exchange keep all such documents for at least five years, the first two years in an easily accessible place. Rule 17a-1(c)[17] requires that the Nasdaq Exchange be able to promptly furnish copies of any such documents. In view of the Nasdaq Exchange's reliance on EDGAR filings, the Nasdaq Exchange requests that the Commission Staff grant interpretive guidance or no-

11 See, e.g., Section 16(a)(1) of the Exchange Act, 15 U.S.C. 78p(a)(1), and Exchange Act Rules 13d-7 and 14a-6(b), 17 CFR 240.13d-7 and 240.14a-6(b). These rules apply with respect to securities listed on a national securities exchange, such as the Nasdaq Exchange, but not with respect to securities listed on a facility of a national securities association, such as Nasdaq.

12 See Rules 100 and 101 of Regulation S-T, 17 CFR 232.100 and 101.

13 17 CFR 232.10, et seq.

14 Nasdaq notes that certain third party filers may file documents, such as reports under Section 16 of the Exchange Act (pursuant to a continuing hardship exemption under Regulation S-T) and Forms 144, with the Commission in paper rather than via EDGAR. Nasdaq and the Nasdaq Exchange are not seeking relief with respect to such filings. As such, to the extent required by the Commission's rules, copies of filings not made via EDGAR must be provided to the Nasdaq Exchange.

15 17 CFR 240.17a-1(a).

16 17 CFR 240.17a-1(b).

17 17 CFR 240.17a-1(c).

action relief providing that documents filed through EDGAR shall be deemed to be kept and preserved by the Nasdaq Exchange for the purposes of Rule 17a-1(a) and Rule 17a-1(b), and that the Commission Staff confirm that it will not recommend enforcement action to the Commission against the Nasdaq Exchange for its reliance on EDGAR to receive and maintain documents.[18]

The Nasdaq Exchange believes that these requests are appropriate and in the public interest as it has long been a goal of the Commission to encourage electronic filing.[19] The requested relief will relieve Nasdaq Exchange-listed companies and certain third parties of the burden and cost of providing separate paper copies of filings to the Nasdaq Exchange and will relieve the Nasdaq Exchange of the burden and cost of receiving and storing these filings. In connection with these requests, the Nasdaq Exchange represents that it will maintain on a continuous basis its ability to access and monitor documents filed via EDGAR.

In making these requests, the Nasdaq Exchange notes that the Commission Staff previously granted similar relief to the American Stock Exchange and the New York Stock Exchange.[20]

If you have any questions concerning the foregoing you may contact the undersigned at (301) 978-8480 or Arnold Golub at (301) 978-8075.

Sincerely,

Edward S. Knight

Edward S. Knight
Executive Vice President, General Counsel
and Chief Regulatory Officer

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18 The Nasdaq Exchange will be able to promptly furnish copies of any documents filed via EDGAR and therefore does not seek relief from Rule 17a-1(c).

19 See Rulemaking for EDGAR Systems, Securities Act Release No. 6944, 51 SEC Docket 1616 (July 23, 1992); Rulemaking for EDGAR Systems, Securities Act Release No. 6977, 58 FR 14628 (Feb. 23, 1993); and Use of Electronic Media for Delivery Purposes for discussions of the benefits of electronic filing, Securities Act Release No. 7233, 60 FR 53458 (Oct. 13, 1995).

20 See letters dated July 22, 1998, from Anne M. Krauskopf, Special Counsel, Division of Corporation Finance, Commission, and Howard L. Kramer, Senior Associate Director, Division of Market Regulation, Commission to The New York Stock Exchange and American Stock Exchange. 1998 SEC No-Act. LEXIS 713 and 714.